EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of St. Jude Medical, Inc. for the registration of Convertible Senior Debentures and to the incorporation by reference therein of our reports dated February 16, 2005, with respect to the consolidated financial statements of St. Jude Medical, Inc., St. Jude Medical, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of St. Jude Medical, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004 and the related Financial Statement Schedule of St. Jude Medical, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
December 5, 2005